FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of October 2014

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG Announces Major Commitment to its StagSeis

Program in the Gulf of Mexico

The right data, in the right place, at the right time

Paris, France – 29 October 2014

CGG is pleased to announce another major commitment to its Gulf of Mexico StagSeisTM multi-client program with the prefunding of the entire 871-offshore-block program by an international E&P company. Representing over 20,000 sq. km, this new full-program commitment for all three StagSeis surveys, IBALT, DEUX and TROIS, comes in addition to significant prefunding by several other E&P companies.

StagSeis is a CGG multi-client solution that combines a patented marine acquisition configuration with the industry’s most advanced subsurface imaging technology to provide remarkable images of the subsurface. CGG completed acquisition of the StagSeis program in October and all vessels are now active on other client-funded projects

Jean-Georges Malcor, CEO, CGG, said: “This decision by our client to select StagSeis and prefund the entire acreage, especially considering current weakening market conditions and reductions in spending, clearly establishes the industry’s preference for StagSeis and illustrates its critical contribution to our clients’ E&P decisions. As a CGG client recently stated in one of its investor presentations, StagSeis brings a step change in subsalt imaging that increases confidence in well locations and accelerates the maturation of prospects.”

Imaged by CGG, and covering the complex subsalt plays in select locations of Garden Banks, Keathley Canyon, Walker Ridge and Green Canyon, the StagSeis solution is an optimal tool to help oil and gas companies best manage their E&P programs and make informed decisions on the large number of lease blocks to be auctioned in the Gulf of Mexico through 2020.

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary business divisions of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs over 9,500 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communication Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: : invrelparis@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND THE PROSPECTUS CONTAINED IN CGG’s REGISTRATION STATEMENT ON FORM F-4 (REGISTRATION STATEMENT NO. 333-197261) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date October 29th, 2014	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Corporate Officer & CFO